Mail Stop 4561

May 7, 2009

Mr. Martin E. Stein
Chief Executive Officer
Regency Centers, L.P.
One Independent Drive, Suite 114
Jacksonville, FL 32202

> **Re:** **Regency Centers, L.P.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 17, 2009**
> **File No. 000-24763**

Dear Mr. Stein:

We have reviewed your response letter dated April 27, 2009, and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Consolidated Balance Sheets, page 62

1. We have reviewed your response to our prior comment 2. Based on your disclosure in Note 1(l), it appears that the decision to issue shares of Regency Centers Corporation or cash for the holders' redemption of OP Units is at the discretion of Regency Centers Corporation, and is outside of your control. Given this, it would appear the OP Units should be classified outside of permanent equity in accordance with EITF D-98. Please tell us how you determined that the limited common Partnership Units should be presented within Partners' Capital on your Consolidated Balance Sheets.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief